UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(AMENDMENT NO. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PEREGRINE PHARMACEUTICALS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	95-3698422
(State of incorporation or organization	(IRS Employer I.D. No.)

14282 Franklin Avenue, Tustin, California	92780
(Address of principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.     Description of Registrant’s Securities to be Registered.

Amendment of Rights Agreement

On March 16, 2016, Peregrine Pharmaceuticals, Inc., a Delaware corporation (the “Company”), entered into an Amended and Restated Rights Agreement (the “Amended Rights Agreement”) with Broadridge Corporate Issuer Solutions, Inc., as rights agent (the “Rights Agent”). The Amended Rights Agreement amends and restates the Rights Agreement, dated as of March 16, 2006, between the Company and the Rights Agent (the “Prior Rights Agreement”).

Under the Prior Rights Agreement, the Rights (as hereinafter defined) are set to expire on the close of business on March 16, 2016. The Amended Rights Agreement extends the date of expiration, such that the Rights will continue in effect until March 16, 2021, unless earlier redeemed or exchanged by the Company, or the closing of any merger or other acquisition transaction involving the Company at which time the Rights are terminated, as further set forth in the Amended Rights Agreement.

Description of Amended and Restated Rights Agreement

On March 16, 2006, the Board of Directors of the Company adopted the Prior Rights Agreement and authorized and declared a dividend of one Right for each outstanding share of common stock, $.001 par value per share of the Company (the “Common Shares”). The dividend was payable on March 27, 2006 to the shareholders of record on that date (the “Record Date”), and with respect to Common Shares issued thereafter until the Distribution Date (as hereinafter defined) or the expiration or earlier redemption or exchange of the Rights.

The following summary of the principal terms of the Amended Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Amended Rights Agreement.

Except as set forth below, each Right entitles the registered holder to purchase from the Company, at any time after the Distribution Date, one-one thousandth (1/1000th) of a share of the Company’s Series D Participating Preferred Stock (a “Right”) at a price per share of $11.00, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are as set forth in the Amended Rights Agreement.

Initially the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) 10 days after the public announcement of a person or group of affiliated or associated persons having acquired beneficial ownership of 15% of more of the outstanding Common Shares (such person or group being hereinafter referred to as an “Acquiring Person”); or (ii) 10 business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”).

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on March 16, 2021 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, or there occurs the consummation of any merger or other acquisition transaction involving the Company at which time the Rights are terminated, and in each case, as described below.

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In the event that any person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the “Flip-In Right”) to acquire a Common Share for a purchase price equal to 50% of the then current market price. Notwithstanding the foregoing, all Rights that are, or were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void and not exercisable.

In the event that, at any time following the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation’s voting power, or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, then each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right (the “Flip-Over Right”) to receive, upon exercise and payment of the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price. If a transaction would otherwise result in a holder’s having a Flip-In as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable; if a transaction results in a holder having a Flip-Over Right subsequent to a transaction resulting in a holder having a Flip-In Right, a holder will have Flip-Over Rights only to the extent such holder’s Flip-In Rights have not been exercised.

The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of Common Shares, (ii) upon the grant to holders of Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of Common Shares, or (iii) upon the distribution to holders of Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above). However, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1%.

No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of Common Shares on the last trading day prior to the date of exercise.

At any time prior to the time a person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of Common Shares representing 50% or more of the then outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights which have become null and void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

All of the provisions of the Rights Agreement may be amended prior to the Distribution Date by the Board of Directors of the Company for any reason it deems appropriate. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Amended Rights Agreement.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders of the Company, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

The form of Amended Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designation of Series D Participating Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C a Summary of Rights, is attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K which was filed with the Securities and Exchange Commission on March 16, 2016, and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

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Item 2.     Exhibits.

4.1	Amended and Restated Rights Agreement, dated March 16, 2016, between Peregrine Pharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to Peregrine Pharmaceuticals, Inc.’s Current Report on Form 8-K filed on March 16, 2016).

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PEREGRINE PHARMACEUTICALS, INC.

Date: March 16, 2016	/s/ Paul J. Lytle
Paul J. Lytle Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

4.1	Amended and Restated Rights Agreement, dated March 16, 2016, between Peregrine Pharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to Peregrine Pharmaceuticals, Inc.’s Current Report on Form 8-K filed on March 16, 2016).

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